                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

                                      OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the transition period from ..................to.........................

                         Commission file number 1-4982

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                       COMMERCIAL INTERTECH 401(k) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          PARKER-HANNIFIN CORPORATION

                            6035 PARKLAND BOULEVARD

                          CLEVELAND, OHIO 44124-4141

                       Commercial Intertech 401(k) Plan

                         Audited Financial Statements
                           and Supplemental Schedule

                    Years ended December 31, 2000 and 1999



                                   Contents

Reports of Independent Auditors.....................................   1

Financial Statements

Statements of Net Assets Available for Benefits.....................   3
Statement of Changes in Net Assets Available for Benefits...........   4
Notes to Financial Statements.......................................   5

Supplemental Schedule

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)........  11

Exhibits

Consent of Independent Auditors.....................................  13

                        Report of Independent Auditors

Administrative Committee
Commercial Intertech 401(k) Plan


     We have audited the accompanying statement of net assets available for benefits of the Commercial Intertech 401(k) Plan ("the Plan") as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 1999 was audited by other auditors whose report dated June 1, 2000, expressed an unqualified opinion on that statement.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Commercial Intertech 401(k) Plan as of December 31, 2000, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

     Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Hausser + Taylor LLP

Beachwood, Ohio
June 25, 2001

                        Report of Independent Auditors

Administrative Committee
Commercial Intertech 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Commercial Intertech 401(k) Plan (the "Plan") as of December 31, 1999. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP


Cleveland, Ohio
June 1, 2000

                       Commercial Intertech 401(k) Plan

                Statements of Net Assets Available for Benefits


                                                         December 31,
                                                    2000             1999
                                               ------------------------------
Assets
Investments                                    $ 46,691,685      $ 47,891,838

Cash and cash equivalents                            81,652            12,696
Interest receivable                                   9,063             8,431
Employee contributions receivable                   265,605           320,991
Due from securities sold                            490,976                 0
                                               ------------      ------------
                                                    847,296           342,118
                                               ------------      ------------

Net assets available for benefits              $ 47,538,981      $ 48,233,956
                                               ============      ============


See notes to financial statements.

                       Commercial Intertech 401(k) Plan

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 2000


Additions
Employee contributions                                     $  3,697,941
Interest income                                                 103,378
Dividend income                                               3,945,242
                                                           ------------
                                                              7,746,561
Deductions
Distributions                                                 4,911,156
                                                           ------------
                                                              4,911,156

Net depreciation in fair value of investments                (3,530,380)
                                                           ------------
Net decrease                                                   (694,975)

Net assets available for benefits at beginning of year       48,233,956
                                                           ------------

Net assets available for benefits at end of year           $ 47,538,981
                                                           ============


See notes to financial statements.

                       Commercial Intertech 401(k) Plan

                         Notes to Financial Statements

                         Year ended December 31, 2000


A. Significant Accounting Policies

Basis of Accounting

The accounting records of the Commercial Intertech 401(k) Plan (the "Plan") are maintained on the accrual basis.

Valuation of Investments

Investments consisting of common shares of Parker Hannifin Corporation (the "Company") and Commercial Intertech Corp. are carried at the closing market price on the last business day of the Plan's year. Investments in registered investment company funds (American Century GNMA, Strategic Allocation:
Conservative, Strategic Allocation: Moderate, Strategic Allocation: Aggressive, Equity Index, Value, Equity Growth, Ultra, Vista, and International Growth Funds) and in common/collective trusts (American Century Stable Asset Fund) are carried at the fair value of their underlying assets as of the last business day of the Plan's year as determined by their respective Investment Managers. Participant loans receivable are valued at cost which approximates fair value.

Cash Equivalents

Cash equivalents consist of a money market mutual fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                       Commercial Intertech 401(k) Plan

B. Description of the Plan

The Plan consists of a pre-tax savings program, under which participants may elect to contribute up to 18% of their compensation, on a tax-deferred basis, into the Plan. Prior to September 1, 1997, the Plan consisted of a pre-tax savings program allowing contributions up to 15% of a participant's compensation and a post-tax program under which participants could contribute up to an additional 10% of their compensation. Participant contributions are subject to IRS limitations.

Effective January 1, 1999, the Plan was amended to allow participation by eligible employees on and after the first day of the first month following the date the employee reaches age 18 and completes six months of eligibility service. This amendment did not have a significant impact on the net assets available for benefits. Prior to January 1, 1999, the Plan allowed participation by eligible employees on and after the first day of the first month following the date the employee completed the earlier of (1) six months and 500 hours of eligible service or (2) one year of eligible service.

Employee contributions are accrued as additions to the Plan on a monthly basis. The Company contributes, into the Commercial Intertech Employee Stock Ownership Plan (the "ESOP", which is a separate plan), 50% (currently invested in common shares of Parker Hannifin Corporation) of the first 6% of eligible compensation that a participant contributes into the Plan on a tax-deferred basis.

The Company is obligated to make contributions in cash to the ESOP which, when aggregated with the ESOP's dividends on shares and interest earnings, equal the amount necessary to enable the ESOP to make its regularly scheduled payments of principal and interest due on its ESOP notes. This contribution enables the ESOP to allocate an appropriate number of shares to participants (see above). Should the value of shares allocated be less than the required matching contribution, the Company will make additional contributions to the ESOP in the form of common stock or cash. Should the value of shares allocated be more than the required matching contributions, any excess value of shares released over the required amount will be allocated proportionately to each participant's account in the ESOP based upon the ratio of the participant's current Company matching contribution to the ESOP for the Plan year to the aggregate Company matching contributions to the ESOP for all participants for the Plan year.

                       Commercial Intertech 401(k) Plan

B. Description of the Plan (continued)

The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and provides for separate investment options in one or more funds as directed by the participants. Participants may change investment options at any time. Effective April 11, 2000, the Commercial Intertech Common Stock Fund was replaced by the Parker Hannifin Common Stock Fund due to the merger of the two companies.

At December 31, 2000, 474 individuals participated in the Parker Hannifin Common Stock Fund, 413 individuals participated in the Stable Asset Fund, 159 individuals participated in the GNMA Fund, 122 individuals participated in the Strategic Allocation: Conservative Fund, 246 individuals participated in the Strategic Allocation: Moderate Fund, 291 individuals participated in the Strategic Allocation: Aggressive Fund, 444 individuals participated in the Equity Index Fund, 299 individuals participated in the Value Fund, 617 individuals participated in the Equity Growth Fund, 834 individuals participated in the Ultra Fund, 355 individuals participated in the Vista Fund, and 501 individuals participated in the International Growth Fund.

At December 31, 1999, 502 individuals participated in the Commercial Intertech Common Stock Fund, 486 individuals participated in the Stable Asset Fund, 177 individuals participated in the GNMA Fund, 134 individuals participated in the Strategic Allocation: Conservative Fund, 257 individuals participated in the Strategic Allocation: Moderate Fund, 279 individuals participated in the Strategic Allocation: Aggressive Fund, 475 individuals participated in the Equity Index Fund, 331 individuals participated in the Value Fund, 627 individuals participated in the Equity Growth Fund, 818 individuals participated in the Ultra Fund, 250 individuals participated in the Vista Fund, and 483 individuals participated in the International Growth Fund.

All investment account dollars that result from employee contributions and related investment results are immediately vested. There were no non-vested assets in the Plan attributable to terminated employees at December 31, 2000.

The Plan also provides for withdrawal: (1) in cases of financial hardship, (2) upon attainment of age 59-1/2, and (3) of the post-tax savings program contributions. Participating employees may borrow up to the lesser of 50% of their account balance attributable to employee contributions or $50,000. The amount borrowed is repaid to the participant's account via payroll deductions and carries an interest charge at the prime rate of interest at the date of the loan plus 1%.

                       Commercial Intertech 401(k) Plan

B. Description of the Plan (continued)

The Plan administrator is the Company. The trust department of UMB Bank, an independent third-party bank, is the Plan's trustee. The Company has the sole right to appoint the trustee, and to terminate the Plan, subject to the provisions of ERISA. The Company pays all significant administrative expenses.

Upon termination of the Plan, amounts credited to each participant's account shall be 100% vested and nonforfeitable. Additionally, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

The foregoing description of the Plan provides only general information. Additional information about the Plan may be obtained from the Plan agreement, which provides a more complete description of the Plan's provisions.

C. Income Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax laws. The Plan is amended periodically to conform with current income tax laws. The Company believes that the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC.

D. Transactions with Parties-in-Interest

The Plan purchased shares of Commercial Intertech Corp. (CIC) common stock for $437,456 and sold shares of CIC common stock for $6,645,738 during the year ended December 31, 2000. The Plan also received dividends of $58,135 on CIC common stock during the year ended December 31, 2000.

On April 11, 2000, CIC merged with the Company (Parker) in a cash and stock transaction whereby CIC shareholders received Parker common stock based on an exchange ratio of .4611 determined by the twenty-day average of Parker's closing price as determined five days immediately preceding the closing date of the merger. Alternatively, shareholders could elect to receive $20.00 per share in cash, subject to a maximum of 49 percent of the value of the total shares acquired by Parker.

                       Commercial Intertech 401(k) Plan

D. Transactions with Parties-in-Interest (continued)

As of April 11, 2000, the Plan held 327,485 shares of CIC common stock, of which 244,809 were exchanged for $20.00 per share and 102,676 were exchanged for 47,343 common shares of Parker stock, based on the exchange ratio.

The Plan purchased shares of Parker common stock for $6,271,504 and sold shares of Parker common stock for $1,440,513 during the year ended December 31, 2000. The Plan also received dividends of $79,252 on Parker common stock during the year ended December 31, 2000.

E. Investments

The following presents individual investments that represent 5% or more of the Plan's net assets at fair value as of December 31:

                                                   2000           1999
                                               ---------------------------
   Parker Hannifin Corporation common stock;
     157,502 shares                             $6,949,776     $         0
   Commercial Intertech Corp. Common stock;
     422,424 shares                                      0       5,385,906
   American Century Stable Asset Fund            6,767,993       7,591,330
   American Century Equity Index Fund            3,832,677       4,833,723
   American Century Equity Growth Fund           5,277,166       6,212,078
   American Century Ultra Fund                   8,240,427      10,324,662
   American Century Vista Fund                   3,508,588       1,609,426
   American Century International Growth Fund    3,144,480       3,242,891

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

   Registered Investment Companies                $(7,150,012)
   Common/Collective Trusts                              (389)
   Common Stock                                     3,620,021
                                                  -----------

   Net depreciation in aggregate fair value of
    investments                                   $(3,530,380)
                                                  ===========

                       Commercial Intertech 401(k) Plan

F. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

                                                                   December 31,
                                                               2000            1999
                                                            ---------------------------
    Net assets available for benefits per the financial
      statements                                            $47,538,981     $48,233,956
    Amounts allocated to withdrawing participants               (24,962)       (439,835)
                                                            ---------------------------
    Net assets available for benefits per the
      Form 5500                                             $47,514,019     $47,794,121
                                                            ===========================

The following is a reconciliation of distributions paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2000:

    Distributions paid to participants per the financial statements       $4,911,156
    Add amounts allocated to withdrawing participants at
     December 31, 2000                                                        24,962
    Less amounts allocated to withdrawing participants at
     December 31, 1999                                                      (439,835)
                                                                          ----------
    Benefits paid to participants per the Form 5500                       $4,496,283
                                                                          ==========

                       Commercial Intertech 401(k) Plan

                                EIN 34-0451060
                                Plan Number 142

                    Schedule H, Line 4i--Schedule of Assets
                             (Held at End of Year)

                               December 31, 2000


     Identity of Issue, Borrower,                                                             Current
(a) (b)  Lessor or Similar Party     (c) Description of Investment        (d) Cost         (e) Value
-----------------------------------------------------------------------------------------------------------
 *  Parker Hannifin Corporation      157,502 common shares
                                       $0.50 par value                   $ 6,129,281        $ 6,949,776
    SEI Trust                        American Century Stable
                                       Asset Fund                          6,767,993          6,767,993
 *  American Century Investments     GNMA Fund                             1,355,137          1,354,092
 *  American Century Investments     Strategic Allocation:
                                       Conservative Fund                     652,316            634,367
 *  American Century Investments     Strategic Allocation:
                                       Moderate Fund                       1,693,139          1,701,152
 *  American Century Investments     Strategic Allocation:
                                       Aggressive Fund                     1,829,818          1,882,946
 *  American Century Investments     Equity Index Fund                     3,733,958          3,832,677
 *  American Century Investments     Value Fund                            2,257,709          2,151,575
 *  American Century Investments     Equity Growth Fund                    5,283,015          5,277,166
 *  American Century Investments     Ultra Fund                            9,064,989          8,240,427
 *  American Century Investments     Vista Fund                            4,461,926          3,508,588
 *  American Century Investments     International Growth Fund             3,128,560          3,144,480
 *  UMB Bank                         Scout Prime 1 Mutual Fund                81,652             81,652
 *  Participant Loans                Loans receivable; interest rates
                                       at prime plus 1% and
                                       maturities from 1 to 10 years               -          1,246,446

* Indicates party-in-interest to the Plan.

                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



Date: June 27, 2001                 Commercial Intertech 401(k) Plan



                                    By: /s/ Michael J. Hiemstra
                                        --------------------------------
                                        Michael J. Hiemstra
                                        Vice President-Finance &
                                        Administration & Chief Financial
                                        Officer
                                        Parker-Hannifin Corporation